                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                           Greentree Software, Inc.
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)

                                   395793201
                                (CUSIP Number)

       Larry E. Jeddeloh, T.I.S. Acquisition and Management Group, Inc., 200 South Sixth Street, Suite 450, Minneapolis, Minnesota, 55402
                                (612) 334-3050
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                March 26, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ____________.

Check the following box if a fee is being paid with the statement _____.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on following page(s))

-----------------------
CUSIP NO.  395793201                  SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS
      T.I.S. Acquisition and Management Group
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                        (b) [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
      WC
------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                    [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Minnesota
------------------------------------------------------------------------------
                               7  SOLE VOTING POWER
         NUMBER OF                   0
          SHARES               -----------------------------------------------
       BENEFICIALLY            8  SHARED VOTING POWER
         OWNED BY                    193,888
           EACH                -----------------------------------------------
         REPORTING             9  SOLE DISPOSITIVE POWER
          PERSON                     0
           WITH                -----------------------------------------------
                               10 SHARED DISPOSITIVE POWER
                                     193,888
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      193,888
------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.2% (based on 3,132,118 shares outstanding on December 31, 1997)
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                       See Instructions to Schedule 13-D

-----------------------
CUSIP NO.  395793201                  SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS
      T.I.S. Group
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                        (b) [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
      OO
------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                 [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Minnesota
------------------------------------------------------------------------------
                               7  SOLE VOTING POWER
         NUMBER OF                   0
          SHARES               -----------------------------------------------
       BENEFICIALLY            8  SHARED VOTING POWER
         OWNED BY                    774,054
           EACH                -----------------------------------------------
         REPORTING             9  SOLE DISPOSITIVE POWER
          PERSON                     0
           WITH                -----------------------------------------------
                               10 SHARED DISPOSITIVE POWER
                                     774,054
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      774,054
------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.7% (based on 3,132,118 shares outstanding on December 31, 1997)
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
      IV
------------------------------------------------------------------------------
                       See Instructions to Schedule 13-D

-----------------------
CUSIP NO.  395793201                  SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS
      Larry E. Jeddeloh
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                        (b) [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
      OO
------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                 [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
------------------------------------------------------------------------------
                               7  SOLE VOTING POWER
         NUMBER OF                   833
          SHARES               --------------------------------------
       BENEFICIALLY            8  SHARED VOTING POWER
         OWNED BY                    774,054
           EACH                --------------------------------------
         REPORTING             9  SOLE DISPOSITIVE POWER
          PERSON                     833
           WITH                --------------------------------------
                               10 SHARED DISPOSITIVE POWER
                                     774,054
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      774,887
------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   24.7% (based on 3,132,118 shares outstanding on December 31, 1997)
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
      IA
------------------------------------------------------------------------------
                       See Instructions to Schedule 13-D

          This Amendment No. 5 relates to the acquisition by T.I.S Acquisition and Management Group ("T.I.S. Acquisition"), T.I.S. Group, Inc. ("T.I.S. Group") and Larry E. Jeddeloh (collectively, the "Reporting Entities"), of beneficial ownership of certain shares of common stock of Greentree Software, Inc. (the "Issuer"). The Reporting Entities are filing this Amendment No. 5 to update certain information contained in Amendment No. 4 to the initial filing.

Item 1.  Security and Issuer.
-------  -------------------

   No change; See Amendment No. 2 to the initial filing.

Item 2.  Identity and Background.
-------  -----------------------

   No change; See Amendment No. 1 to the initial filing.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

          On March 26, 1998, T.I.S. Group and Larry Jeddeloh entered into a Settlement Agreement and General Release (the "Settlement Agreement"), pursuant to which, T.I.S. Group and Mr. Jeddeloh agreed to release the Issuer of its obligation under the Stock Purchase Agreement, dated October 4, 1995, between T.I.S. Acquisition and the Issuer (the "Stock Purchase Agreement") with respect to T.I.S. Acquisition's right to acquire an additional 7,336,667 shares (1,222,779 shares, as adjusted to reflect the Issuer's one-for-six reverse stock split on July 21, 1997) of common stock, par value $.01 per share (the "Common Stock"), of the Issuer in accordance with the Stock Purchase Agreement. Under the terms of the Settlement Agreement, T.I.S. Group and Mr. Jeddeloh, among other things, released T.I.S. Acquisition's right to acquire the aforementioned shares of Common Stock in exchange for the right to purchase 333,333 shares of Common Stock for the price of $0.75 per share ($250,000, in the aggregate) and a grant of a warrant to T.I.S. Group Managers, a British Virgin Islands corporation ("T.I.S. Group Managers") and a wholly-owned subsidiary of T.I.S. Group, to purchase 125,000 shares of Common Stock at the price $1.50 per share that is exercisable when the price of the Common Stock is $2.00 bid for ten consecutive trading days, which may occur within 60 days of the date of the grant. T.I.S. Growth Fund, a wholly-owned subsidiary of T.I.S. Group, purchased such shares on behalf of its clients and used such clients' funds to fund the acquisition of the shares.

Item 4.  Purpose of Transaction.
-------  ----------------------

          The Reporting Entities purchased the Common Stock of the Issuer for general investment.

   (a) As stated in Item 3, T.I.S. Group has the right to acquire an additional 333,333 shares of Common Stock and T.I.S. Group Managers has the right to acquire a warrant to purchase 125,000 shares of Common Stock pursuant to the Settlement Agreement.

   (b)-(c)
        No change; See Amendment No. 1 to the initial filing.

   (e) As stated in Item 3, T.I.S. Acquisition has the right to acquire an additional 333,333 of Common Stock and T.I.S. Group Managers has the right to acquire a warrant to purchase 125,000 shares of Common Stock pursuant to the Settlement Agreement. Except as stated above, there are presently no plans or proposals by T.I.S. Acquisition, T.I.S. Group or Mr. Jeddeloh which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

  (f)-(j)
      No change; See Amendment No. 1 to the initial filing.

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

   (a) The Articles of Incorporation of the Issuer authorize the issuance of up to 15,000,000 shares of Common Stock. As of December 31, 1997, there were 3,132,118 shares of Common Stock issued and outstanding.

        T.I.S. Acquisition beneficially owns 193,888 shares of Common Stock, constituting 6.2% of the shares of Common Stock issued and outstanding as of December 31, 1997. T.I.S. Group, which owns a majority of the stock of and controls T.I.S. Acquisition, has the right to vote and dispose of the shares of Common Stock held by T.I.S. Acquisition and may be deemed the beneficial owner of such shares. In addition, T.I.S. Group beneficially owns 649,054 shares of Common Stock for a clients' accounts managed by it. T.I.S. Group Managers has the right to acquire 125,000 shares of Common Stock within sixty (60) days pursuant to a warrant to purchase such shares. T.I.S. Group has the right to vote and dispose of the shares of Common Stock held by T.I.S. Group Managers and may be deemed the beneficial owner of such shares.

        Mr. Jeddeloh owns 833 shares of Common Stock, constituting less than 1.0% of the shares of Common Stock issued and outstanding as of December 31, 1997. By virtue of his positions with T.I.S. Acquisition and T.I.S. Group, which owns a majority of the stock of and controls T.I.S. Acquisition, Mr. Jeddeloh has the right to vote and dispose of the shares of Common Stock held by T.I.S. Acquisition and T.I.S. Group, respectively, and may be deemed the beneficial owner of such shares.

        As a group, T.I.S. Acquisition, T.I.S. Group and Mr. Jeddeloh beneficially own 774,887 shares of Common Stock, constituting 24.7% of the shares of Common Stock issued and outstanding as of December 31, 1997.

   (b) T.I.S. Acquisition, T.I.S. Group and Mr. Jeddeloh share the power to vote and the power to dispose of 774,054 shares of Common Stock beneficially owned by each of them or which they have the right to acquire within sixty (60) days as set forth in Item 5(a) above. Mr. Jeddeloh has the sole power to vote and the sole power to dispose of all of the 833 shares of Common Stock beneficially owed by him as set forth in Item 5(a) above.

   (c) Except for the transactions to which this Schedule 13D relates, neither of T.I.S. Acquisition nor Mr. Jeddeloh has effected any transaction in the shares of Common Stock during the past sixty (60) days. Except for the transactions to which this Schedule 13D relates T.I.S. Group has not purchased shares of Common Stock in the past 60 days and T.I.S. Group or accounts managed by T.I.S. Group have sold the following shares in the past 60 days:

                                              Number of         Price
        Seller *              Date             Shares         Per Share
        --------              ----            ---------       ---------

        T.I.S. Growth Fund    April 7, 1998      3,000          $ 1.44
        T.I.S. Growth Fund    April 8, 1998      1,000          $ 1.375
        T.I.S. Growth Fund    April 8, 1998      2,000          $ 1.50

     * Represents shares sold by T.I.S. Group Managers for client's accounts on the open market.

   (d)  No change; See Amendment No. 1 to the initial filing.

   (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------
     No change; See Amendment No. 1 to the initial filing.

Item 7.  Materials to be Filed as Exhibits.
-------  ---------------------------------

     No change; See Amendment No. 1 to the initial filing.

                                  SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 1998          T.I.S. Acquisition and Management Group, Inc.



                              By  /s/ Larry E. Jeddeloh
                                 ---------------------------
                              Larry E. Jeddeloh
                              President and Director


                              T.I.S. Group



                              By  /s/ Larry E. Jeddeloh
                                 ---------------------------
                              Larry E. Jeddeloh
                              President, Managing Director and Chief
                                 Investment Officer


                              Larry E. Jeddeloh



                              By  /s/ Larry E. Jeddeloh
                                 -----------------------------
                              Larry E. Jeddeloh, Individually